Exhibit 99.1

GFL Environmental Holds Investor Day

VAUGHAN, ON, May 24, 2022 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we”, “our” or the “Company”), a leading North American diversified environmental services company, will hold its first Investor Day today in New York City beginning at 8:00 am Eastern Time. The live webcast of the event and a copy of today’s presentation will be available on the Company’s website at investors.gflenv.com or by clicking here.

At today’s meeting, GFL will review its key strategic initiatives achieved since its initial public offering in March 2020 and discuss its growth strategies, capital allocation plan, sustainability initiatives and financial objectives.

2022 to 2025 Potential Growth Opportunities(1)

In addition to reaffirming its 2022 full year guidance previously provided on February 10, 2022, as updated on May 4, 2022, at its Investor Day, GFL will present three potential growth scenarios for the 2022 to 2025 period:

•	Utilization of Adjusted Free Cash Flow(2) generated by the business to reduce net long-term debt;

•	Deployment of $500 million annually on acquisitions, financed from Adjusted Free Cash Flow(2); and

•	Deployment of $1.0 billion annually on acquisitions, financed from Adjusted Free Cash Flow(2) and available liquidity.

All three scenarios assume the following:

•	Organic revenue growth of approximately 5.0% per year and Adjusted EBITDA margin(2) expansion of 40 basis points per year, before considering the impact of GFL’s investment in renewable natural gas projects, over the 2022 to 2025 period.

•	Contribution of $150 million in incremental Adjusted EBITDA(2) and Adjusted Free Cash Flow(2) from GFL’s share of renewable projects by the end of 2025.

Based on these scenarios, GFL’s launch off point for 2026 could be Adjusted Free Cash Flow(2) between $1,050 million and $1,350 million and Net Leverage(2) between approximately 2.50x and 3.20x.

(1)	Information contained in the section titled “2022 to 2025 Potential Growth Opportunities” includes Adjusted EBITDA, Adjusted Free Cash Flow and Net Leverage which are non-IFRS measure or supplemental measures. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below.

(2)	A non-IFRS measure; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

Implicit in forward-looking information in respect of these growth scenarios are certain current assumptions, including, among others, that the Company will continue to execute on its strategy of organically growing its business, leveraging its scalable network to attract and retain customers across multiple service lines, realize operational efficiencies, and extract procurement and cost synergies. Additional assumptions include no changes to the current economic environment, no material changes in interest rates and foreign exchange rates, access to debt markets for refinancing opportunities on comparable terms and conditions to recent financings, potential for credit rating upgrades in the near-term, continued margin expansion and sufficient free cash flow to fund acquisitions. The M&A assumptions are based on the fragmented nature of the industry, historical experience with acquisitions and the current robust pipeline. The renewable energy assumptions are based on the expectations that construction of the required facilities will proceed as scheduled, markets for renewable energy credits and access to end markets. See “Forward-Looking Information”.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities across Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 18,000 employees. For more information, visit our web site at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or by clicking here.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to certain assumptions set out herein; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for non-core assets on terms acceptable to us; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; changes in laws, rules, regulations, and global standards; and the duration and severity of the COVID-19 pandemic, including variants, and its impact on the economy, the North American financial markets, our operations, our M&A pipeline and our financial results. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2021 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, less (c) the provision for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on fuel hedges, (d) mark-to-market (gain) loss on Purchase Contracts, (e) share-based payments, (f) impairment and other charges, (g) gain on divestiture, (h) transaction costs, (i) IPO transaction costs, (j) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), (k) unbilled revenue reversal, and (l) deferred purchase consideration. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) costs associated with IPO related debt repayments, (b) prepayment penalties for early note redemption, (c) IPO transaction costs, (d) transaction costs, (e) acquisition, rebranding and other integration costs, (f) M&A related net working capital investment, (g) tax refund from CARES Act, (h) cash interest paid on TEUs, and (i) deferred purchase consideration. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Management uses Adjusted Cash Flows from Operating Activities to evaluate and monitor the ongoing financial performance of GFL.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds from asset divestitures, (b) normalization for excess proceeds from asset divestitures, (c) proceeds on disposal of assets, and (d) purchase of property and equipment and intangible assets. Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Management uses Adjusted Free Cash Flow to evaluate and monitor the ongoing financial performance of GFL.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period (“Acquisition EBITDA Adjustments”), and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer,

+1 905-326-0101

pdovigi@gflenv.com